SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

News Release	February 7, 2007 at 11.00 GMT

Stora Enso Fourth Quarter and Full Year Results 2006

Annual results boosted by profit improvement actions; proposed dividend unchanged at EUR 0.45 per share.

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that its fourth quarter operating profit excluding non-recurring items largely unchanged from the third quarter. Sales volumes and some prices rose moderately from the previous quarter, which were offset by higher fixed costs.

Summary of Fourth Quarter Results (compared with Q3/2006)

•	Sales were EUR 3 731.8 (EUR 3 638.1) million.

•	Operating profit was EUR 186.0 (EUR 195.2) million excluding non-recurring items. Operating profit was EUR 246.0 (EUR 18.0) million including non-recurring items.

•	Profit before tax was EUR 141.4 (EUR 197.0) million excluding non-recurring items. Profit before tax was EUR 234.4 (EUR 19.8) million including non-recurring items

•

Earnings per share were EUR 0.13 (EUR 0.18) excluding non-recurring items. Cash earnings per share were EUR 0.49 (EUR 0.52) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.33 (EUR 0.07).

•	Cash flow after investing activities was EUR 415.2 (EUR 473.8) million.

Markets

Compared with Q3/2006

In Europe market demand for the Group’s products was slightly better than in the previous quarter.

Market demand was seasonally stronger in publication paper grades, with prices stable except for some price erosion in coated magazine paper.

Market demand for fine paper strengthened in Europe. Prices for uncoated fine paper rose and were unchanged for coated fine paper during the quarter. Packaging board demand was seasonally weaker, but the market for industrial packaging grades was stronger and prices for packaging boards were unchanged.

Demand for wood products remained good in Europe, Asia, North Africa and the Middle East. Buoyant demand and low stock levels supported further price increases in these markets. In North America demand for wood products was still weak and prices were depressed.

In North America demand for newsprint and uncoated magazine paper strengthened during the quarter, mainly for seasonal reasons, but demand for coated magazine paper weakened. Newsprint and magazine paper prices decreased. Market demand for coated fine paper weakened and coated fine paper prices declined slightly.

In Latin America demand for coated magazine paper was clearly better than in the previous quarter and prices were stable.

In China demand for coated fine paper was weaker than in the previous quarter and downward price pressure intensified.

Compared with Q4/2005

In Europe market demand for the Group’s products was generally firmer than a year ago.

Demand was stronger in newsprint and uncoated magazine paper, but somewhat weaker in coated magazine paper. Prices were higher in newsprint and virtually unchanged in magazine paper. Market demand was stronger than a year ago in coated fine paper but slightly weaker in uncoated fine paper. Uncoated fine paper prices rose slightly, whereas coated fine paper prices remained stable. Demand for packaging boards was steady and prices were unchanged. In wood products, demand and prices were higher than a year ago.

In North America demand for magazine paper was firmer, but newsprint demand was clearly weaker than a year ago. Newsprint prices rose, uncoated magazine paper prices remained stable and coated magazine paper prices declined. Market demand for coated fine paper was stronger and coated fine paper prices were higher.

In Latin America demand for coated magazine paper was clearly better than a year ago with prices stable.

In China demand for coated fine paper strengthened during the year and prices were unchanged.

Key Figures

EUR million	Q4/05	20054)	Q1/06	Q2/06	Q3/06	Q4/06	2006
Sales	3 636.1	13 187.5	3 607.7	3 616.3	3 638.1	3 731.8	14 593.9
EBITDA1)2)	411.6	1 487.4	463.3	451.2	462.8	470.9	1 848.2
Operating profit2)	120.9	357.5	194.1	182.2	195.2	186.0	757.5
Non-recurring items (operational)	-430.8	-417.3	-23.2	6.7	-177.2	60.0	-133.7
Operating margin2), %	3.3	2.7	5.4	5.0	5.4	5.0	5.2
Operating profit	-309.9	-59.8	170.9	188.9	18.0	246.0	623.8
Net financial items5)	-48.9	-151.6	115.2	-149.2	-8.4	-37.0	-79.4
Profit before tax and minority interests2)	96.4	273.1	210.9	53.2	197.0	141.4	602.5
Profit before tax and minority interests	-334.4	-144.2	317.7	59.9	19.8	234.4	631.8
Net profit for the period	-239.4	-107.4	226.4	40.9	57.1	264.8	589.2

EPS2), Basic, EUR	0.13	0.28	0.20	0.05	0.18	0.13	0.55
EPS, Basic, EUR	-0.30	-0.14	0.29	0.05	0.07	0.33	0.74
CEPS2)3), EUR	0.50	1.70	0.54	0.39	0.52	0.49	1.94
ROCE2), %	4.2	3.3	6.7	6.4	7.0	6.7	6.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The impact of the 7-week labour dispute in Finland in 2005 distorts the comparison of the year-on-year figures
5)	See separate table “Net Financial Items” below

Financial Results 2006 (compared with previous year)

The impact of the 7-week, industry-wide labour dispute in Finland in 2005 distorts comparison of the year-on-year figures. It is estimated that the dispute negatively impacted operating profit in 2005 by approximately EUR 190 million.

In 2006 paper and board deliveries totalled 14 618 000 tonnes, which is 468 000 tonnes more than in 2005, and production increased by 380 000 tonnes to 14 699 000 tonnes. Deliveries of wood products decreased by 169 000 m3 to 6 572 000 m3. Market-related production curtailments totalled 467 000 (141 000) tonnes, mostly in coated magazine paper, due to some lost market share.

Sales at EUR 14 593.9 million were EUR 1 406.4 million or 10.7% higher than in 2005. Higher prices, especially in newsprint, and increased deliveries accounted for two-thirds of the sales increase. The Schneidersöhne and Arapoti acquisitions, partly offset by the divestments of Grycksbo, Pankakoski, Celbi and Wolfsheck mills, accounted for the remainder of sales growth.

Operating profit excluding non-recurring items increased by EUR 400.0 million to EUR 757.5 million and was higher in all segments. Operating profit includes a negative non-cash effect of EUR 12.1 million (negative EUR 8.0 million) comprising EUR -17.0 million due to the fair valuation of share-based compensation, partly offset by EUR 4.9 million from the released government grant related to CO2 emission rights. Both these non-cash items are reported under other operations.

Publication Paper operating profit improved as prices increased. The standstill at Port Hawkesbury Mill in Canada burdened operating profit by approximately EUR 45 million during the year. The mill restarted production in the fourth quarter. Fine Paper operating profit improved as sales volumes increased, and Merchants operating profit was considerably boosted by the Schneidersöhne acquisition. Packaging Boards operating profit improved as sales volumes increased. Wood Products operating profit improved as sales prices rose. Currency movements, mainly weakening of the US dollar, had a negative impact on operating profit of EUR 12.2 (positive 33.6) million net of currency hedges.

Operating profit including non-recurring items totalled EUR 623.8 (EUR -59.8) million. The non-recurring items in operating profit amounted to EUR -133.7 million, the main items being EUR -166.2 million of net capital gains and losses and restructuring provisions related to the previously announced Asset Performance Review (APR), EUR

2(21)

-24.0 million due to impairment of assets in Wood Products, EUR 30.0 million due to release of provisions following the settlement of tax cases and EUR 30.0 million due to a decrease in pension expenses related to a change in the Group’s accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

The share of associated company results amounted to EUR 87.4 (EUR 67.2) million; the main positive contributors were Bergvik Skog AB and Veracel.

Net Financial Items

EUR million	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Interest income, deposits	5.5	23.8	4.8	5.0	5.2	6.5	21.5
Interest expenses, borrowings, net of interest capitalised	-67.6	-240.5	-66.5	-70.1	-69.6	-69.8	-276.0
Interest rate swaps (incl. TRS interest)	8.7	51.7	17.5	5.4	4.0	2.8	29.7

Net Interest Expense	-53.4	-165.0	-44.2	-59.7	-60.4	-60.5	-224.8

Foreign Exchange Gains and Losses	1.2	14.4	-7.0	-11.1	4.0	-11.0	-25.1

Other Financial Items, of which	3.3	-1.0	166.4	-78.4	48.0	34.5	170.5
Capital gains, listed shares	3.9	5.8	136.7	—	-2.1	37.6	172.2
Unrealised fair valuation of option hedges (TRS)	0.9	9.7	41.7	-61.2	36.0	-7.4	9.1
Unrealised fair valuation of other financial items	-4.5	-17.8	-8.9	-10.7	15.7	-5.2	-9.1
Other items	3.0	1.3	-3.1	-6.5	-1.6	9.5	-1.7

Net Financial Items Total	-48.9	-151.6	115.2	-149.2	-8.4	-37.0	-79.4

Stora Enso utilises Total Return Swaps (TRS) to partially hedge the exposure to changes in the share price of synthetic options granted under the option programmes for Management, which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise the future cash flows related to the settlement of outstanding synthetic options, they expose the Group to certain market risks. The TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

Net financial items were EUR -79.4 (EUR -151.6) million, including non-recurring capital gains of EUR 163.0 million from the sale of Sampo and Finnlines shares. Net interest expenses increased by EUR 59.8 million to EUR -224.8 (EUR -165.0) million, mainly due to higher average net debt and interest rates. The net foreign exchange loss on borrowings, currency derivatives and bank accounts was EUR 25.1 (gain of EUR 14.4) million.

Other financial items, excluding non-recurring capital gains of EUR 163.0 million, rose to EUR 7.5 million from EUR -1.0 million, mainly due to unrealised changes in fair values of financial instruments, including Total Return Swaps. These unrealised fair value changes are non-cash items.

Profit before taxes and minority interests excluding non-recurring items totalled EUR 602.5 (EUR 273.1) million.

Net taxes totalled EUR -42.6 (EUR 36.8) million; taxes were positively impacted by EUR 102.0 million of tax provisions released following the settlement of tax cases. The tax rate for the year was 27.1% excluding non-recurring items.

The profit attributable to minority shareholders was EUR 4.2 (EUR 3.7) million, leaving a profit of EUR 585.0 (EUR -111.1) million attributable to Company shareholders.

Earnings per share were EUR 0.55 (EUR 0.28) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.74 (EUR -0.14). Cash earnings per share were EUR 1.94 (EUR 1.70) excluding non-recurring items.

The return on capital employed was 6.6% (3.3%) excluding non-recurring items. Capital employed was EUR 11 331.8 million on 31 December 2006, a net decrease of EUR 346.1 million. Operative working capital was EUR 2 174.5 million, a decrease of EUR 158.5 million during the year as inventories were reduced.

3(21)

Capital Structure

EUR million	31 Dec 05	31 Mar 06	30 Jun 06	30 Sep 06	31 Dec 06
Fixed assets	11 616.8	11 454.3	11 200.6	10 956.3	11 234.7
Operative working capital	2 333.0	2 509.6	2 537.0	2 298.0	2 174.5
Non-current interest-free items, net	-1 207.3	-1 312.1	-1 292.4	-1 352.3	-1 204.0

Operating Capital Total	12 742.5	12 651.8	12 445.2	11 902.0	12 205.2
Net tax liabilities	-1 064.6	-1 125.5	-1 083.9	-967.2	-873.4

Capital Employed	11 677.9	11 526.3	11 361.3	10 934.8	11 331.8
Associated companies	719.9	754.7	762.2	782.1	805.2

Total	12 397.8	12 281.0	12 123.5	11 716.9	12 137.0

Equity attributable to Company shareholders	7 220.1	7 072.4	7 104.4	7 162.3	7 799.6
Minority interests	93.6	93.0	91.6	91.8	103.5
Net interest-bearing liabilities	5 084.1	5 115.6	4 927.5	4 462.8	4 233.9

Financing Total	12 397.8	12 281.0	12 123.5	11 716.9	12 137.0

Financing

Cash flow from operations was EUR 1 892.9 (EUR 1 057.0) million and cash flow after investing activities EUR 1 309.5 (EUR -88.3) million.

At the end of the year, interest-bearing net liabilities were EUR 4 233.9 million, a decrease of EUR 850.2 million mainly because improved cash flow and the divestment of Celbi Pulp Mill more than offset the acquisition of Arapoti Mill in Brazil. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.1 billion.

Shareholders’ equity amounted to EUR 7 799.6 million or EUR 9.89 (EUR 9.16) per share. Due to the change in the Group’s accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans, the equity decreased by EUR 305.3 million. However, the fair valuation of assets held for sale increased equity by EUR 388.0 million. Both these valuation items were non-cash. The market capitalisation on the Helsinki Stock Exchange on 31 December 2006 was EUR 9.5 billion.

The debt/equity ratio at 31 December 2006 was 0.54 (0.66).

Cash Flow

EUR million	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Operating profit	-309.9	-59.8	170.9	188.9	18.0	246.0	623.8
Adjustments*)	559.2	1 439.4	307.6	249.6	223.2	289.6	1 070.0
Change in working capital	-79.6	-322.6	-189.9	-31.6	361.3	59.3	199.1

Cash Flow from Operations	169.7	1 057.0	288.6	406.9	602.5	594.9	1 892.9
Capital expenditure	-279.4	-1 145.3	-167.7	-107.3	-128.7	-179.7	-583.4

Cash Flow after Investing Activities	-109.7	-88.3	120.9	299.6	473.8	415.2	1 309.5

*)	Adjustments include depreciations, other non-cash income and expenses and capital gains and losses which are included in proceeds from the sale of fixed assets and shares.

Capital Expenditure

Capital expenditure in 2006 totalled EUR 583.4 million, which is 54% of scheduled depreciation and 4% of sales. The Group’s capital expenditure for 2007 is expected to be about EUR 900 million.

The main projects during the year were the Skoghall Energy 2005 project (EUR 34.3 million), the new boiler at Hylte Mill (EUR 27.0 million), land acquisitions in Latin America (EUR 25.8 million), the completion of the new paper machine 12 at Kvarnsveden Mill (EUR 18.7 million) and the plantation project at Guangxi (EUR 18.5 million).

4(21)

Fourth Quarter Results (compared with previous quarter)

In the fourth quarter of 2006 paper and board deliveries totalled 3 735 000 tonnes, which is 49 000 tonnes more than in the previous quarter, and production increased by 108 000 tonnes to 3 740 000 tonnes. Deliveries of wood products totalled 1 670 000 m3, which was 77 000 m3 more than in the previous quarter. Market-related production curtailments increased from 93 000 tonnes to 119 000 tonnes in the fourth quarter.

Sales at EUR 3 731.8 million were 2.6% or EUR 93.7 million higher than the previous quarter’s EUR 3 638.1 million. The acquisition of Arapoti Mill in Brazil, effective from 1 September 2006, increased the Group’s sales by EUR 41.6 million in the fourth quarter.

Operating profit excluding non-recurring items decreased by 4.7% to EUR 186.0 (EUR 195.2) million, which is 5.0% of sales. Operating profit increased in Publication Paper and Merchants, and slightly in Fine Paper, but decreased in Packaging Boards and Wood Products. Publication Paper operating profit was boosted by higher sales volumes following the restart of Port Hawkesbury Mill. Fine Paper operating profit improved as sales prices for office papers rose; Merchants operating profit also improved. Packaging Boards operating profit decreased due to seasonally lower sales volumes and higher maintenance costs. Wood Products operating profit remained largely unchanged.

Internal reallocation of additional logistics costs related to starting up a new shipping system increased the operating profit of Other Operations by EUR 20.7 million and correspondingly decreased segmental operating profits (see Segment reviews). Weakening of the US dollar had a negative impact on operating profit of EUR 11.6 (positive 9.6) million net of currency hedges. Operating profit includes a negative non-cash effect of EUR 7.7 million, comprising EUR -4.9 million from the fair valuation of share-based compensation and EUR -2.8 million from the released government grant related to CO2 emission rights. Both these non-cash items are reported under other operations.

Operating profit including non-recurring items totalled EUR 246.0 million (EUR 18.0) million. The non-recurring items in operating profit amounted to EUR 60.0 million, comprising EUR 30.0 million due to release of provisions following the settlement of tax cases and another EUR 30.0 million due to a decrease in pension expenses related to a change in the Group’s accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

The share of associated company results amounted to EUR 25.4 (EUR 10.2) million; the main positive contribution was from Bergvik Skog AB.

Net financial items were EUR -37.0 (EUR -8.4) million, the difference being mainly due to changes in the fair valuation of the hedges for the employee option programmes (Total Return Swaps, “TRS”). Net interest was EUR -60.5 (EUR -60.4) million and net foreign exchange losses on borrowings, currency derivatives and bank accounts were EUR 11.0 (gains of EUR 4.0) million.

Other financial items totalled EUR 34.5 (EUR 48.0) million, including a capital gain of EUR 33.0 million from the sale of Finnlines Plc shares. The unrealised changes in fair values of financial instruments, including TRS, amounted to EUR -12.6 (EUR 51.7) million. These unrealised fair value changes have no cash impact.

Profit before tax amounted to EUR 141.4 (EUR 197.0) million excluding non-recurring items. Profit before tax amounted to EUR 234.4 (EUR 19.8) million including non-recurring items.

Net taxes totalled a positive EUR 30.4 (positive EUR 37.3) million and were positively impacted by EUR 102.0 million of tax provisions released following the settlement of tax cases, leaving a net profit for the quarter of EUR 264.8 (EUR 57.1) million. The profit attributable to minority shareholders was EUR 1.8 (EUR 1.3) million, so the profit attributable to Company shareholders was EUR 263.0 million.

Earnings per share were EUR 0.13 (EUR 0.18) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.33 (EUR 0.07). Cash earnings per share were EUR 0.49 (EUR 0.52) excluding non-recurring items.

The return on capital employed was 6.7% (7.0%) excluding non-recurring items.

5(21)

Financing during Fourth Quarter

Cash flow from operations was EUR 594.9 (EUR 602.5) million and cash flow after investing activities EUR 415.2 (EUR 473.8) million. Cash flow decreased mainly because capital expenditure increased. Interest-bearing net liabilities decreased to EUR 4 233.9 million.

Fourth Quarter Events

October

Stora Enso initiated exclusive discussions with the aim of joint-venture ownership regarding assets of Stora Enso Arapoti in Brazil with Arauco, a Chilean forest products company. Although the period of exclusivity expired on 31 January 2007, the negotiations continue.

Stora Enso announced investments in Finland, where the Group is investing EUR 32.4 million in rebuilding the finishing department at its Anjala Mill and EUR 25.3 million in a new sheeting line at its Oulu Mill, and in Austria, where Stora Enso is investing EUR 16.8 million in a cross-laminated element plant at Bad St. Leonhard Sawmill.

November

Stora Enso Oyj sold all its 2 209 340 shares in Finnlines Plc for EUR 35.5 million. The shares represented 5.43% of the total number of outstanding shares in Finnlines. The shareholding in Finnlines Plc had been a non-core financial investment. The sale was consistent with Stora Enso’s objective of concentrating its capital resources on its core businesses.

December

Stora Enso announced that its subsidiary Corenso will rebuild and restart paper machine (PM) 12 for coreboard production at Wisconsin Rapids Mill. The capital expenditure will be approximately EUR 27 million (USD 35 million). This investment also includes an upgrade of Corenso’s recycled fibre facility. As a result of this investment, board machine (BM) 13 will be shut down. The rebuild will start in May 2007 and is expected to be completed during the first quarter of 2008.

Stora Enso also announced that it is investing EUR 54.8 million in rebuilding fine paper machine 3 (PM 3) at its Varkaus Mill in Finland to improve efficiency at the mill and profitability in the Office Paper business area. This project, which will increase mill specialisation within the division, is scheduled to be completed in December 2007.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

On 9 August 2006 Stora Enso was notified that the European Commission had closed its investigation in respect of the fine paper sector and on 16 November the Group was notified that the Commission has closed its investigation in relation to a suspected cartel in the publication paper sector.

On 13 December 2006 the US Antitrust authorities announced that Stora Enso North America Corp. had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the USA from autumn 2002 until spring 2003. No Stora Enso employee was charged individually. Stora Enso denies any wrongdoing and has entered a plea of not guilty before the court at the arraignment in response to the indictment. The indictment concludes the investigation that began in May 2004. The Group expects the trial to occur in 2007.

On 21 December 2006 Stora Enso announced that the Finnish Competition Authority had proposed to the Finnish Market Court that a fine of EUR 30 million be imposed on Stora Enso for violating competition laws in the purchasing of wood in Finland in the period from 1997 to 2004. Stora Enso considers the proposal groundless.

No provision has been made in Stora Enso’s accounts for the above-mentioned investigations and lawsuits.

Changes in Group Composition during 2006

In February Stora Enso signed an agreement to sell its Grycksbo Mill in Sweden to Accent, a Stockholm-based private equity firm. The transaction, which was part of Stora Enso’s Asset Performance Review (APR), was closed on 31 March 2006. The sales price of the equity was SEK 350 million (EUR 37 million). The Group also signed an

6(21)

agreement to sell its Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden. The sales price was SEK 10 million (EUR 1 million). The transfer took effect immediately after the announcement on 28 February and included buildings, stocks and production assets.

In June Stora Enso signed an agreement to sell Celulose Beira Industrial (Celbi) SA, its main asset being Celbi Pulp Mill in Portugal, to Altri, a Portuguese company with steel, pulp and paper operations. The sales price of Celbi’s equity was EUR 428 million. The transaction was finalised in August.

In July Stora Enso sold its Pankakoski Mill in Finland to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The debt-free sales price was EUR 20 million.

In August Stora Enso reached an agreement to acquire from International Paper 100% of the shares in Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda., which were combined as Stora Enso Arapoti. These assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper. The deal comprised a paper mill producing coated mechanical paper, a sawmill and about 50 000 hectares of land, including about 30 000 hectares of productive plantations; the enterprise value was approximately USD 420 million (EUR 333 million) and the transaction was closed on 1 September.

Also in August Stora Enso divested its Wolfsheck Mill to Rohner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG. The transaction was an asset deal and the purchase price was one euro. The transaction was closed on 1 September.

Changes in Group Management during 2006

Arno Pelkonen, Senior Executive Vice President, Strategy and Emerging Markets resigned from Stora Enso on 12 January 2006.

Yngve Stade, Senior Executive Vice President, Corporate Support and Country Manager Sweden, retired on 31 March 2006.

Magnus Diesen, Executive Vice President, Corporate Strategy, retired on 30 September 2006.

On 17 October 2006 Stora Enso announced that the Board of Directors had appointed Jouko Karvinen, M.Sc. (Eng.), as the new CEO of Stora Enso. He joined the company on 1 January 2007 and will take up the position of CEO following the Annual General Meeting (AGM) on 29 March 2007. He was previously Chief Executive Officer of Philips Medical Systems Division and a member of the Board of Management of Royal Philips Electronics.

Jukka Härmälä will leave the position of CEO following the AGM on 29 March 2007. He will continue to undertake special assignments specified by the Board of Directors of Stora Enso until the end of August 2007.

Changes in Organisational Structure

The following changes took effect from 1 February 2006.

Finance and Strategy

Strategy, Mergers & Acquisitions, Business Intelligence, Investments and Corporate Affairs were merged with Finance, Accounting, Legal and IR. The new staff function, Finance and Strategy, is headed by Hannu Ryöppönen, CFO.

Latin America

The Latin America division, headed by Nils Grafström, Executive Vice President, Latin America, reports to Jukka Härmälä, CEO.

The following changes took effect from 1 April 2006.

Corporate Technology and Asia Pacific

The new staff function Corporate Technology and Asia Pacific is responsible for Energy Services, Corporate R&D, the Pulp Competence Centre, Asia Pacific and Russia. It is headed by Markku Pentikäinen, Executive Vice President, who reports to Jukka Härmälä, CEO.

7(21)

Corporate Services

Corporate Services includes Corporate IT, HR, Business Excellence and Procurement, and is headed by Christer Ågren, Senior Executive Vice President and Country Manager Sweden.

Forest Products

Environment services report to Elisabet Salander Björklund, Senior Executive Vice President, Stora Enso Forest Products.

Personnel

On 31 December 2006 there were 43 887 employees, 2 777 less than at the end of 2005. The average number of employees decreased by 535 persons during the year to 45 631. The decline resulted from the net effects of the Profit 2007 programme, the divestments and closures resulting from the APR programme, and the acquisition of Arapoti. Also, the acquisition of Schneidersöhne in 2005 increased the average number of employees as it had a full-year impact in 2006.

Share Capital

On 5 December 2006 Stora Enso was informed that the shares in the Company held by NWQ Investment Management Company had exceeded 5% of the paid-up share capital; its shareholding was then 43 451 169 R shares, representing 5.50% of all shares and 1.82% of votes.

The Annual General Meeting (AGM) of Stora Enso Oyj on 21 March 2006 authorised the Board to repurchase and dispose of not more than 17 700 000 A shares and 60 100 000 R shares in the Company. There were no repurchases in 2006.

During the quarter 950 A shares and during the whole year a total of 18 061 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 November 2006.

During the quarter the Company allocated 2 202 repurchased R shares under the terms of the Stora Enso North America Option Plan. The number of shares allocated during the whole year was 20 825.

On 31 December 2006 Stora Enso had 178 103 117 A shares and 611 435 382 R shares in issue, of which the Company held no A shares and 952 627 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company’s share capital and 0.04% of the voting rights.

Events after the Period

On 29 January 2007 Stora Enso announced that it had signed a loan agreement with the European Investment Bank (EIB) for a EUR 140 million loan facility to finance part of Stora Enso’s investment in research and development in Finland and Sweden for the next five years.

On 18 January 2007 the Group signed a five-year labour agreement with United Steelworkers in Central Wisconsin, USA. The net reduction in the Defined Benefit Obligation due to the new agreement is USD 125.1 (EUR 95.0) million, of which USD 40.8 (EUR 31.0) million will be recorded as non-recurring income to personnel expenses in the first quarter of 2007, the remaining part being amortised over the average period to full retirement eligibility of eight years.

Profit Improvement Programmes

As the objectives and decisions related to the two programmes have been successfully reached as reported below, it is intended to discontinue specific reporting unless significant deviations from plan occur. The Group will complete its profit improvement programmes as earlier announced.

Profit 2007

Stora Enso’s Profit 2007 programme has proceeded well and by the end of 2006 the annualised profit improvement reached was EUR 310 million. The initial target of an improvement of EUR 300 million in annual pre-tax profit from mid 2007 onwards was based on 2005 price and cost levels, and was net of implementation costs.

Reductions in personnel by the end of 2006 total approximately 1 600 out of an anticipated 2 000 as part of the programme – half of them white-collar and half blue-collar staff, and slightly more than half in the Nordic countries and the rest elsewhere in Europe. Additionally, 180 of the 600–700 potential personnel outsourcing opportunities identified have been implemented.

8(21)

Asset Performance Review (APR) – mills under scrutiny

In October 2006, Stora Enso announced plans to close down its Berghuizer Mill and Reisholz Mill. The closure processes are proceeding according to plan. Berghuizer Mill is planned to be closed during 2007 and Reisholz Mill by the end of 2007. The timing of the closures will optimise volume transfers to other mills.

Near-term Outlook

In Europe the demand outlook for advertising-driven papers is fairly positive as economic growth is expected to stimulate consumption. However, demand for publication papers seasonally slows in the first quarter, and the coated magazine paper market is expected to remain competitive. Price negotiations for contracts renewing in early 2007 are still continuing.

In Europe the outlook for fine paper remains healthy, with demand and shipments in the first quarter predicted to be up on a year ago and the previous quarter. Higher prices are anticipated in uncoated fine paper, and price increases have been announced in coated fine paper. Demand in packaging board markets is forecast to be generally good with prices remaining stable. In wood products the demand outlook remains favourable despite some seasonal slowing in the construction sector; some further firming of prices is foreseen.

In North America markets will remain soft for publication paper grades, at least in the short term, with some price erosion. The coated fine paper market is expected to remain stable with unchanged prices.

In China coated fine paper demand is forecast to improve later in the spring and prices to firm up.

In Latin America modest demand growth is anticipated, but downward price pressure is increasing.

The Group’s operational cost inflation is forecast to be 2–2.5% in 2007 compared with 2006 levels, primarily because of increased wood costs.

Annual General Meeting

The Annual General Meeting will be held at 16.00 (Finnish time) on Thursday 29 March 2007 at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland.

Distribution of Dividend

The Board of Directors will propose to the Annual General Meeting that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2006. If the proposal is approved, the dividend payment will be issued on 17 April 2007 to shareholders entered on the dividend record date of 3 April 2007 in the register of shareholders maintained by the Finnish Central Securities Depository, Swedish VPC and Deutsche Bank Trust Company Americas.

This report is unaudited.

Helsinki, 7 February 2007

Stora Enso Oyj

Board of Directors

9(21)

Segments

Publication Paper

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Change % Q4/Q3
Sales	4 675.9	1 171.0	1 145.2	1 226.7	1 230.5	4 773.4	0.3
Operating profit*	193.3	70.3	55.3	57.0	69.0	251.6	21.1
% of sales	4.1	6.0	4.8	4.6	5.6	5.3	—
ROOC, %**	4.7	6.8	5.4	5.7	7.0	6.2	—
Deliveries, 1 000 t	7 008	1 666	1 662	1 741	1 860	6 929	6.8
Production, 1 000 t	7 087	1 717	1 674	1 721	1 843	6 955	7.1

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Publication paper sales were unchanged on the previous quarter at EUR 1 230.5 million. Operating profit at EUR 69.0 million was 21.1% higher than in the previous quarter, mainly due to seasonal reasons, the restart of Port Hawkesbury Mill and improved performance at Corbehem Mill. Profitability continued to be impaired by market-related production curtailments in coated magazine paper; exchange rate trends towards the end of the quarter also had an adverse impact. Internal reallocation of logistics costs from Other Operations decreased Publication Paper operating profit by EUR 9.9 million; the operating margin excluding the reallocation of logistics costs was 6.4%.

Compared with Q3/2006

In Europe demand was stronger in all publication paper grades. Producer inventories rose slightly. Prices were generally stable, except for some price erosion in coated magazine paper.

In North America demand for newsprint improved and demand for uncoated magazine paper experienced double-digit growth in the quarter as coated magazine paper demand weakened. Inventories increased, and newsprint and magazine paper prices declined slightly.

In Latin America demand for coated magazine paper was clearly better and prices were stable.

Compared with Q4/2005

In Europe demand was stronger in newsprint and uncoated magazine paper, but weaker in coated magazine paper. Newsprint prices rose during the year, but magazine paper prices were virtually unchanged.

In North America demand was clearly weaker in newsprint but stronger in magazine paper. Newsprint prices rose, uncoated magazine paper prices ended unchanged and coated magazine paper prices declined during the year.

In Latin America demand for coated magazine paper was clearly better than a year ago and prices were unchanged.

Fine Paper

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Change % Q4/Q3
Sales	2 690.3	776.3	738.9	722.8	718.3	2 956.3	-0.6
Operating profit*	62.2	52.7	46.3	32.4	34.6	166.0	6.8
% of sales	2.3	6.8	6.3	4.5	4.8	5.6	—
ROOC, %**	2.4	8.2	7.2	5.4	6.4	7.1	—
Deliveries, 1 000 t	3 521	994	945	954	946	3 839	-0.8
Production, 1 000 t	3 554	1 029	944	941	947	3 861	0.6

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were unchanged on the previous quarter at EUR 718.3 million. The divestment of Celbi Pulp Mill reduced sales in the fourth quarter, but this was offset by increased sales from the remaining capacity and higher prices in local currencies. Operating profit was EUR 34.6 million, 6.8% up on the previous quarter due to higher sales prices and improved production efficiency. Internal reallocation of logistics costs from Other Operations decreased Fine Paper operating profit by EUR 6.7 million; the operating margin excluding the reallocation of logistics costs was 5.7%.

10(21)

Compared with Q3/2006

In Europe fine paper demand was stronger than in the previous quarter. Inventories were normal at the end of the quarter. Prices for uncoated fine paper rose and were unchanged for coated fine paper.

In North America demand for coated fine paper weakened slightly. Inventories were normal. Prices for reels declined during the quarter, while sheet prices were stable.

In China coated fine paper demand weakened during the quarter and downward pressure on prices increased.

Compared with Q4/2005

In Europe coated fine paper demand was stronger but uncoated fine paper demand marginally weaker than a year ago. Uncoated fine paper prices rose slightly, but coated fine paper prices were stable.

In North America demand for coated fine paper strengthened and prices rose during the year.

In China coated fine paper demand strengthened and prices were unchanged.

Merchants

Sales were EUR 508.2 million, up 12.9% on the previous quarter mainly due to higher volumes and some price increases. Operating profit was EUR 12.5 million, up EUR 4.8 million on the previous quarter. The integration of recent acquisitions is proceeding according to plan, yielding sustainable cost reductions and improved efficiency.

Packaging Boards

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Change % Q4/Q3
Sales	3 190.2	869.0	881.8	909.0	871.7	3 531.5	-4.1
Operating profit*	220.0	99.5	70.8	93.7	59.4	323.4	-36.6
% of sales	6.9	11.4	8.0	10.3	6.8	9.2	—
ROOC, %**	7.6	13.9	10.0	13.5	8.6	11.5	—
Deliveries, 1 000 t	3 621	959	971	991	929	3 850	-6.3
Production, 1 000 t	3 678	1 005	958	970	950	3 883	-2.1

*	Excluding non-recurring items ** ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 871.7 million, down 4.1% on the previous quarter mainly due to lower volumes. Operating profit was EUR 59.4 million, down 36.6% on the previous quarter mainly due to lower volumes, higher fixed costs related to maintenance and additional depreciation of EUR 6.0 million. Internal reallocation of logistics costs from Other Operations decreased Packaging Boards operating profit by EUR 4.1 million; the operating margin excluding the reallocation of logistics costs was 7.3%.

Compared with Q3/2006

Packaging board demand was seasonally weaker, but the market for industrial packaging grades was stronger. Prices were unchanged.

Compared with Q4/2005

Demand and prices were similar to a year ago.

Wood Products

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Change % Q4/Q3
Sales	1 588.3	377.1	437.8	418.5	443.0	1 676.4	5.9
Operating profit*	-3.1	3.8	14.9	21.4	19.0	59.1	-11.2
% of sales	-0.2	1.0	3.4	5.1	4.3	3.5	—
ROOC, %**	-0.5	2.3	8.9	12.7	11.6	9.2	—
Deliveries, 1 000 m3	6 741	1 563	1 746	1 593	1 670	6 572	4.8

*	Excluding non-recurring items **ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 443.0 million, up 5.9% on previous quarter due to higher sales prices and volumes. Operating profit was EUR 19.0 million, down 11.2% on the previous quarter mainly due to raw material shortages caused by difficult weather conditions.

11(21)

Compared with Q3/2006

Demand for wood products increased in Europe, Asia, North Africa and the Middle East. Buoyant demand and low stock levels supported further price increases in these markets. In North America demand for wood products was still weak and prices depressed.

Compared with Q4/2005

Demand in Europe was clearly better than a year ago and prices higher. In North America demand and prices decreased significantly.

Wood Supply

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe were unchanged on the previous quarter at 10.3 million m3. Deliveries were behind schedule in November and December owing to exceptionally warm and wet weather, and related operational problems. Strong demand in the fourth quarter increased wood costs.

12(21)

Financials

Key Ratios

	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Earnings per share (basic), EUR	0.08	-0.01	0.09	-0.30	-0.14	0.29	0.05	0.07	0.33	0.74
Earnings per share excl. non-recurring items, EUR	0.07	0.00	0.08	0.13	0.28	0.20	0.05	0.18	0.13	0.55
Cash earnings per share (CEPS), EUR	0.42	0.36	0.45	0.43	1.65	0.63	0.39	0.59	0.73	2.34
CEPS excl. non-recurring items, EUR	0.41	0.35	0.44	0.50	1.70	0.54	0.39	0.52	0.49	1.94

Return on capital employed (ROCE), %	4.6	0.5	4.1	-10.8	-0.5	5.9	6.6	0.6	8.8	5.4
ROCE excl. non-recurring items, %	4.3	0.7	3.8	4.2	3.3	6.7	6.4	7.0	6.7	6.6
Return on equity (ROE), %	3.4	-0.2	3.9	-13.1	-1.4	12.5	2.3	3.2	14.0	7.7
Debt/equity ratio	0.54	0.61	0.65	0.70	0.70	0.72	0.69	0.62	0.54	0.54
Equity per share, EUR	8.95	8.93	9.13	9.16	9.16	8.97	9.01	9.08	9.89	9.89
Equity ratio, %	43.9	43.1	41.4	41.0	41.0	40.2	41.3	42.3	45.3	45.3

Operating profit, % of sales	3.9	0.4	3.6	-8.5	-0.5	4.7	5.2	0.5	6.6	4.3
Operating profit excl. non-recurring items, % of sales	3.6	0.6	3.3	3.3	2.7	5.4	5.0	5.4	5.0	5.2
Capital expenditure, EUR million	356.6	253.0	256.3	279.4	1 145.3	167.7	107.3	128.7	179.7	583.4
Capital expenditure, % of sales	11.3	7.9	8.0	7.7	8.7	4.6	3.0	3.5	4.8	4.0
Capital employed, EUR million	10 705	10 855	11 318	11 678	11 678	11 526	11 361	10 935	11 332	11 332
Interest-bearing net liabilities, EUR million	3 928	4 340	4 699	5 084	5 084	5 116	4 927	4 463	4 234	4 234

Average number of employees	44 870	45 670	46 418	46 166	46 166	46 056	46 051	46 490	45 631	45 631
Average number of shares (million) periodic	816.3	800.0	790.5	788.6	798.7	788.6	788.6	788.6	788.6	788.6
cumulative	816.3	808.1	802.1	798.7	798.7	788.6	788.6	788.6	788.6	788.6
cumulative, diluted	816.9	808.7	802.6	799.2	799.2	789.1	789.1	789.1	788.9	788.9

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 05	31 Dec 06	31 Dec 05	31 Dec 06
SEK	9.3885	9.0404	9.2824	9.2517
USD	1.1797	1.3170	1.2446	1.2563
GBP	0.6853	0.6715	0.6839	0.6819
CAD	1.3725	1.5281	1.5087	1.4247

Transaction Risk and Hedges in 2006

EUR million	EUR	USD	GBP	SEK	JPY	Other	Total
Sales	7 300	3 500	800	1 300	300	1 400	14 600
Costs	-7 100	-2 000	-200	-2 300	0	-1 100	-12 700

Net Operating Cash Flow	200	1 500	600	-1 000	300	300	1 900

Transaction hedges as at 31 Dec.		250	194	-334	0
Hedging percentage as at 31 Dec.		17%	32%	33%	0%
Average hedging percentage during 2006		24%	28%	45%	6%

As at 31 January 2007 the USD hedging ratio was 34% for the next 12 months.

13(21)

Condensed Consolidated Income Statement

EUR million	2005	2006
Sales	13 187.5	14 593.9
Other operating income	80.1	364.9
Materials and services	-7 232.3	-8 111.5
Freight and sales commissions	-1 493.0	-1 751.4
Personnel expenses	-2 182.5	-2 225.5
Other operating expenses	-991.9	-988.9
Depreciation and impairment	-1 427.7	-1 257.7

Operating Profit / (Loss)	-59.8	623.8
Share of results of associated companies	67.2	87.4
Net financial items	-151.6	-79.4

Profit / (Loss) before Tax	-144.2	631.8
Income tax	36.8	-42.6

Net Profit / (Loss) for the Period	-107.4	589.2

Attributable to:
Equity holders of the Parent Company	-111.1	585.0
Minority interests	3.7	4.2

	-107.4	589.2
Earnings per share
Basic earnings per share, EUR	-0.14	0.74
Diluted earnings per share, EUR	-0.14	0.74

Consolidated Statement of Recognised Income & Expense

EUR million	2005	2006
Defined benefit plan actuarial gains / (losses)	-60.2	135.1
Tax on actuarial movements	27.0	-46.6
Net fair value movements in Available-for-Sale assets	352.5	251.6
Currency hedges	-25.7	20.3
Commodity hedges	105.6	-65.6
Associate hedges	1.7	11.1
Tax on Other Comprehensive Income Movements (OCI)	-33.7	50.2
Currency translation movements on equity net investments (CTA)	240.6	-86.4
Equity net investment hedges	-201.4	118.0
Tax on equity hedges	52.4	-30.7

Net Income & Expense Recognised directly in Equity	458.8	357.0
Net profit / (loss) for the year	-107.4	589.2

Total Recognised Income & Expense for the Year	351.4	946.2

Attributable to:
Equity holders of the Parent Company	347.7	942.0
Minority interests	3.7	4.2

Total Recognised Income & Expense for the Year	351.4	946.2

14(21)

Condensed Consolidated Cash Flow Statement

EUR million	2005	2006
Cash Flow from Operating Activities
Operating profit	-59.8	623.8
Adjustments	1 439.4	1 070.0
Change in net working capital	-322.6	199.1
Change in short-term interest-bearing receivables	9.8	89.9

Cash Flow Generated by Operations	1 066.8	1 982.8
Net financial items	-108.2	-310.8
Income taxes paid	-209.0	-215.4

Net Cash Provided by Operating Activities	749.6	1 456.6

Cash Flow from Investing Activities
Acquisitions of subsidiaries	-323.9	-329.8
Acquisitions of associated companies	-55.7	-19.4
Proceeds from sale of fixed assets and shares	104.9	700.8
Capital expenditure	-1 145.3	-583.4
Proceeds from (payment of) the non-current receivables, net	98.3	-21.4

Net Cash Used in Investing Activities	-1 321.7	-253.2

Cash Flow from Financing Activities
Change in long-term liabilities	671.3	-11.6
Change in short-term borrowings	590.3	-632.6
Dividends paid	-365.3	-354.9
Minority equity injections less dividends	-0.3	6.6
Options exercised	0.0	-2.0
Repurchase / Sale of own shares	-344.6	0.2

Net Cash Used in Financing Activities	551.4	-994.3

Net Increase (Decrease) in Cash and Cash Equivalents	-20.7	209.1
Cash and bank in acquired companies	10.3	1.6
Cash and bank in sold companies	0.0	-20.2
Translation adjustment	12.2	-30.4
Net Cash and cash equivalents at the beginning of period	147.7	149.5

Net Cash and Cash Equivalents at Period End	149.5	309.6

Cash and cash equivalents at Period End	351.4	609.0
Bank overdraft at Period End	-201.9	-299.4

Net Cash and Cash Equivalents at Period End	149.5	309.6

Acquisitions of Subsidiary Companies
Cash and cash equivalents	10.3	1.6
Working capital	171.4	47.2
Operating fixed assets	274.3	281.1
Interest-bearing assets	0.0	0.0
Tax liabilities	-59.8	1.2
Interest-bearing liabilities	-274.6	-4.4
Non-cash share exchange	-5.0	—
Minority interests	93.3	1.1

Fair Value of Net Assets	209.9	327.8
Goodwill	114.0	2.0

Total Purchase Consideration	323.9	329.8

Disposal of Subsidiary Companies
Cash and cash equivalents	—	20.2
Working capital	—	59.5
Operating fixed assets	—	217.9
Interest-bearing assets	1.6	1.2
Tax liabilities	—	-18.0
Interest-bearing liabilities	—	-12.0
Minority interests	—	-0.2
Net Assets in Divested Companies	1.6	268.6

Income Statement capital gain (goodwill realised)	—	197.9
Total Disposal Consideration	1.6	466.5

15(21)

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2005	2006
Carrying value at 1 January	10 715.5	11 213.2
Acquisition of subsidiary companies	388.3	283.1
Additions	1 129.6	559.1
Additions in biological assets, IAS 41	15.7	24.3
Change in emission rights	43.7	54.4
Disposals	-12.5	-237.3
Depreciation, amortisation and impairment	-1 427.7	-1 257.7
Translation difference and other	360.6	-198.7

Balance Sheet Total	11 213.2	10 440.4

Borrowings

EUR million	2005	2006
Non-current borrowings	4 353.9	4 081.0
Current borrowings	1 730.0	1 166.5

	6 083.9	5 247.5

Carrying value at 1 January	4 027.6	6 083.9
Debt acquired with new subsidiaries	274.6	4.4
Debt disposed with sold subsidiaries	0.0	-12.0
Proceeds from / payments of borrowings (net)	1 336.9	-692.4
Translation difference and other	444.8	-136.4

Total Borrowings	6 083.9	5 247.5

16(21)

Condensed Consolidated Balance Sheet

EUR million		31 Dec 05	31 Dec 06
Assets
Fixed Assets and Other Non-current Investments
Fixed assets	O	11 092.7	10 230.8
Biological assets	O	76.8	111.5
Emission rights	O	43.7	98.1
Investment in associated companies	A	719.9	805.2
Available-for-sale: Listed securities	I	211.6	41.2
Available-for-sale: Unlisted shares	O	403.6	794.3
Non-current loan receivables	I	127.6	149.2
Deferred tax assets	T	72.2	53.5
Other non-current assets	O	28.3	61.1

		12 776.4	12 344.9

Current Assets
Inventories	O	2 150.5	2 019.5
Tax receivables	T	108.5	124.8
Operative receivables	O	2 157.9	2 127.9
Interest-bearing receivables	I	309.2	214.2
Cash and cash equivalents	I	351.4	609.0

		5 077.5	5 095.4

Total Assets		17 853.9	17 440.3

Equity and Liabilities
Equity attributable to company shareholders		7 220.1	7 799.6
Minority interests		93.6	103.5

Total Equity		7 313.7	7 903.1

Non-current Liabilities
Post-employment benefit provisions	O	888.3	763.1
Other provisions	O	142.6	308.3
Deferred tax liabilities	T	866.0	793.0
Non-current debt	I	4 353.9	4 081.0
Other non-current operative liabilities	O	204.7	193.7

		6 455.5	6 139.1

Current Liabilities
Current portion of long-term debt	I	385.0	630.2
Interest-bearing liabilities	I	1 345.0	536.3
Operative liabilities	O	1 975.4	1 972.9
Tax liabilities	T	379.3	258.7

		4 084.7	3 398.1

Total Liabilities		10 540.2	9 537.2

Total Equity and Liabilities		17 853.9	17 440.3

Items designated with “O” comprise Operating Capital

Items designated with “I” comprise Interest-bearing Net Liabilities

Items designated with “T” comprise Net Tax Liabilities

Items designated with “A” comprise Associate Companies

17(21)

Statement of Changes in Equity

EUR million	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 571.9	7 938.1
Effect of adopting amendment to IAS 19	—	—	—	—	—	-300.0	-300.0
Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 271.9	7 638.1
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	757.9	746.2
Net expense recognised directly to equity	—	—	—	-47.0	-10.1	-129.1	-186.2

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 525.0	7 625.4
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-111.1	-110.9
Net expense recognised directly to equity	—	—	—	400.4	91.6	-33.2	458.8

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	4 972.2	7 220.1
Cancellation of Stora Enso Oyj shares	-39.9	-15.9	249.1	—	—	-193.3	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised		-2.0	0.3				-1.7
Buy-out of minority interests	—	—	—	—	—	-0.1	-0.1
Net profit for the period					-5.8	585.0	579.2
Net expense recognised directly to equity				267.6	0.9	88.5	357.0

Balance at 31 December 2006	1 342.2	766.9	-10.5	735.6	-132.0	5 097.4	7 799.6

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 05	31 Dec 06
On Own Behalf
Pledges given	1.1	1.0
Mortgages	212.8	146.8
On Behalf of Associated Companies
Mortgages	0.8	0.8
Guarantees	359.3	343.0
On Behalf of Others
Guarantees	13.7	9.5
Other Commitments. Own
Leasing commitments, in next 12 months	34.3	38.4
Leasing commitments, after next 12 months	148.0	130.3
Pension liabilities	0.7	0.2
Other commitments	97.6	17.1

Total	868.3	687.1

Pledges given	1.1	1.0
Mortgages	213.6	147.6
Guarantees	373.0	352.5
Leasing commitments	182.3	168.7
Pension liabilities	0.7	0.2
Other commitments	97.6	17.1

Total	868.3	687.1

18(21)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 05	31 Dec 06
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	88.1	83.4	-35.3	48.1
Interest rate options	-1.9	0.1	-1.9	-1.8
Cross-currency swaps	-6.5	0.0	-1.2	-1.2
Forward contracts	-30.5	36.1	-7.9	28.2
FX options	-5.7	6.5	-0.6	5.9
Commodity contracts	129.6	75.6	-12.4	63.2
Equity swaps	-1.8	27.7	-20.7	7.0

Total	171.3	229.4	-80.0	149.4

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 05	31 Dec 06
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	620.1	177.4
Maturity 2–5 years	1 000.6	2 152.1
Maturity 6–10 years	1 738.3	2 490.5

	3 359.0	4 820.0
Interest rate options	673.8	318.0

Total	4 032.8	5 138.0

Foreign Exchange Derivatives
Cross-currency swap agreements	72.3	6.9
Forward contracts	2 442.1	1 778.4
FX Options	1 071.3	662.8

Total	3 585.7	2 448.1

Commodity Derivatives
Commodity contracts	391.0	635.8

Total	391.0	635.8

Equity swaps
Equity swaps	408.5	328.6

Total	408.5	328.6

Sales by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Publication Paper	1 104.4	1 125.3	1 166.0	1 280.2	4 675.9	1 171.0	1 145.2	1 226.7	1 230.5	4 773.4
Fine Paper	708.7	618.3	625.4	737.9	2 690.3	776.3	738.9	722.8	718.3	2 956.3
Merchants	182.1	217.4	295.2	478.5	1 173.2	496.3	452.6	450.1	508.2	1 907.2
Packaging Boards	794.5	768.2	788.7	838.8	3 190.2	869.0	881.8	909.0	871.7	3 531.5
Wood Products	366.9	433.7	398.0	389.7	1 588.3	377.1	437.8	418.5	443.0	1 676.4
Wood Supply	674.7	563.2	612.4	651.6	2 501.9	674.8	651.3	633.9	687.2	2 647.2
Other	-686.4	-538.8	-666.5	-740.6	-2 632.3	-756.8	-691.3	-722.9	-727.1	-2 898.1

Total Sales	3 144.9	3 187.3	3 219.2	3 636.1	13 187.5	3 607.7	3 616.3	3 638.1	3 731.8	14 593.9

19(21)

Operating Profit by Segment excluding Non-recurring items

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Publication Paper	21.6	31.5	67.9	72.3	193.3	70.3	55.3	57.0	69.0	251.6
Fine Paper	48.1	-13.6	-1.2	28.9	62.2	52.7	46.3	32.4	34.6	166.0
Merchants	2.7	1.6	0.9	-1.9	3.3	9.6	2.9	7.7	12.5	32.7
Packaging Boards	72.0	11.9	73.5	62.6	220.0	99.5	70.8	93.7	59.4	323.4
Wood Products	-4.0	9.9	-1.8	-7.2	-3.1	3.8	14.9	21.4	19.0	59.1
Wood Supply	3.1	-10.9	-0.3	-3.7	-11.8	8.9	1.3	5.0	-12.4	2.8
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7	-9.3	-22.0	3.9	-78.1

Operating Profit excl. Non-recurring Items	112.7	17.7	106.2	120.9	357.5	194.1	182.2	195.2	186.0	757.5
Non-recurring items	8.5	-3.5	8.5	-430.8	-417.3	-23.2	6.7	-177.2	60.0	-133.7

Operating Profit (IFRS)	121.2	14.2	114.7	-309.9	-59.8	170.9	188.9	18.0	246.0	623.8
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2	-8.4	-37.0	-79.4
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6	20.2	10.2	25.4	87.4

Profit before Tax and Minority Interests	92.1	-3.4	101.5	-334.4	-144.2	317.7	59.9	19.8	234.4	631.8
Income tax expense	-27.4	-0.5	-30.3	95.0	36.8	-91.3	-19.0	37.3	30.4	-42.6

Net Profit	64.7	-3.9	71.2	-239.4	-107.4	226.4	40.9	57.1	264.8	589.2

Non-recurring Items by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Publication Paper	3.2	3.2	3.3	-198.3	-188.6	-2.9	4.4	-225.2	11.4	-212.3
Fine Paper	2.8	2.7	2.7	-38.1	-29.9	-22.0	3.8	72.0	8.5	62.3
Merchants	0.1	0.1	0.1	-7.7	-7.4	—	—	—	0.4	0.4
Packaging Boards	1.8	1.8	1.8	-142.6	-137.2	—	-5.5	—	4.3	-1.2
Wood Products	0.2	-11.8	0.1	-41.0	-52.5	1.7	1.2	-24.0	0.4	-20.7
Wood Supply	0.2	0.2	0.2	-3.4	-2.8	—	1.5	—	0.7	2.2
Other	0.2	0.3	0.3	0.3	1.1	—	1.3	—	34.3	35.6

Total Non-recurring Items	8.5	-3.5	8.5	-430.8	-417.3	-23.2	6.7	-177.2	60.0	-133.7

Operating Profit by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006
Publication Paper	24.8	34.7	71.2	-126.0	4.7	67.4	59.7	-168.2	80.4	39.3
Fine Paper	50.9	-10.9	1.5	-9.2	32.3	30.7	50.1	104.4	43.1	228.3
Merchants	2.8	1.7	1.0	-9.6	-4.1	9.6	2.9	7.7	12.9	33.1
Packaging Boards	73.8	13.7	75.3	-80.0	82.8	99.5	65.3	93.7	63.7	322.2
Wood Products	-3.8	-1.9	-1.7	-48.2	-55.6	5.5	16.1	-2.6	19.4	38.4
Wood Supply	3.3	-10.7	-0.1	-7.1	-14.6	8.9	2.8	5.0	-11.7	5.0
Other	-30.6	-12.4	-32.5	-29.8	-105.3	-50.7	-8.0	-22.0	38.2	-42.5

Operating Profit	121.2	14.2	114.7	-309.9	-59.8	170.9	188.9	18.0	246.0	623.8
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2	-8.4	-37.0	-79.4
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6	20.2	10.2	25.4	87.4

Profit before Tax and Minority Interests	92.1	-3.4	101.5	-334.4	-144.2	317.7	59.9	19.8	234.4	631.8
Income tax expense	-27.4	-0.5	-30.3	95.0	36.8	-91.3	-19.0	37.3	30.4	-42.6

Net Profit	64.7	-3.9	71.2	-239.4	-107.4	226.4	40.9	57.1	264.8	589.2

20(21)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
October	12.66	12.68	117.25	117.00	16.13
November	11.74	11.77	107.00	106.50	15.61
December	12.30	12.00	108.25	108.00	15.79

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
October	172 471	131 851 500	144 950	27 920 303	1 786 000
November	208 446	109 104 160	286 712	19 592 897	1 358 200
December	63 501	65 221 358	290 997	12 078 629	1 269 500

Total	444 418	306 177 018	722 659	59 591 829	4 413 700

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information
Interim Review for January – March 2007	April 26, 2007
Interim Review for January – June 2007	July 26, 2007
Interim Review for January – September 2007	October 25, 2007

Annual General Meeting	March 29, 2007

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

For further information, please contact:

Jukka Härmälä, CEO, tel. +358 2046 21404

Hannu Ryöppönen, CFO, tel. +358 2046 21450

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

21(21)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel